SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Candidates appointed by non-controlling shareholders

to the Board of Directors and Fiscal Council

Rio de Janeiro, March 28, 2016 - Petróleo Brasileiro S.A. – Petrobras, as stated in Circular Letter CVM/SEP/Nº02/2016, informs that has received appointment of candidates to the Board of Directors (BoD) and Fiscal Council (FC) for the elections to be held at the Ordinary General Meeting on April 28, 2016.

The investor group formed by AMUNDI Asset Management; Aviva Investors; BMO Global Asset Management (F&C Investments); British Columbia Investment Management Corporation; Caisse de dépôt et placement du Québec; Florida State Board of Administration; Hermes Investment Management; Legal & General Investment Management; MN Investment Management; PGGM, Robeco Institutional Asset Management; and RPMI Railpen Investments is appointing the following candidates:

Candidate	Position
Walter Mendes de Oliveira Filho	BoD member – Minority shareholders
Guilherme Affonso Ferreira	BoD member – Preferred shareholders
Reginaldo Ferreira Alexandre	FC member – Minority shareholders (principal)
Mário Cordeiro Filho	FC member – Minority shareholders (alternate)
Walter Luis Bernardes Albertoni	FC member – Preferred shareholders (principal)
Roberto Lamb	FC member – Preferred shareholders (alternate)

Find attached the curriculum of the appointed candidates.

ANNEX:

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Walter Mendes de Oliveira Filho, Brazilian, economist. Since September 2014, he has held the position of Executive Director of the Committee of Mergers and Acquisitions – CAF, a selfregulation entity of the BM&FBovespa, ANBIMA, AMEC and IBGC. Previously, he was a partner and asset manager at Cultinvest Asset Management Ltda., an asset management firm, where he managed equity and fixed income (2010/2014). Before that, he was an Equity Superintendent, responsible for managing funds and stock portfolios distributed to clients of Banco Itaú-Unibanco S.A. (2003/2010). He was Investment Officer for Latin America, being responsible for managing equity funds in Latin America and the portion of these shares in Emerging Market of Schroder Investment Management PLC- London, a London-based investment management company (2000/2003). CEO, responsible for opening the office of Schroders Investment Management Brasil, the Brazilian branch of Schroder Investment Management PLC- London, in 1994, recruiting the research and management team and creating the asset management business for local institutional clients in 1999 (1994/1999). Between 1978/1993, he held the following positions at the Unibanco S.A. financial institution: Investment Research Supervisor (1987/1993); Head of Industry Research (1983/1987) and Investment Analyst (1978/1983). Founding Director of the Brazilian Association of Capital Market Investors – AMEC, a capital market association, in 2006, and its Chairman between 2009 and 2011. Member of the Oversight Board of Investment Analysts, an oversight board (2011/current) and member of the Advisory Board (2005/2007) of the Association of Capital Market Analysts and Professionals – APIMEC.

Guilherme Affonso Ferreira, Brazilian, engineer, entrepreneur. Graduated in Engineering from the Escola Politécnica of the University of São Paulo-USP. Post-graduate in Political Science by Macalester College in Saint Paul/USA, and specialization in Beef Cattle Production by James Cook University in Townsville, Australia. He was a member of the Board of Directors of Pão de Açúcar S/A, Unibanco S/A, Unibanco Holdings S/A, Manah S/A, Tavex S/A (Spain), Santista Textil S/A, Coldex Frigor S/A and Banco Indusval S/A. He is currently a member of the Board of Directors of Sul America S/A, Gafisa S/A, Valid S/A, Arezzo S/A and T4F S/A. He is also part of the Board of the non-governmental organizations: Institute of Citizenship, São Francisco Home School, AACD, Solidarity Sport, Sitawi, Azzi Institute and Orthopedic Institute of Campinas.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Reginaldo Ferreira Alexandre, Brazilian, economist with 20 years of experience in investment analysis segment, having held positions of analyst, coordinator, organizer and leader of analysis teams in the banks Citibank, Unibanco, BBA (current ltaú- BBA) and ltaú Corretora de Valores. He also worked as a corporate credit analyst (Citibank) and as a consultant in strategy area (Accenture) and in corporate finance (Deloitte Touche Tohmatsu). He currently works on ProxyCon Consultoria Empresarial, a company dedicated to corporate governance and capital markets activities. Member of the Accounting Pronouncements Committee (CPC) – body responsible for developing Brazilian accounting standards - since its founding in 2005. Investment Analyst certified (CNPI) and Manager of securities accredited by CVM. Chairman of APIMEC - Association of Analysts and Capital Market Professionals and member of Fiscal Council of companies in the following sectors: food, automotive, banking , commerce (shopping centers), education, oil and gas, and petrochemical.

Mário Cordeiro Filho, Brazilian, economist, accountant. Postgraduate in industrial management and in controllership, MBA in corporate finance, expertise in international accounting, master's degree in accounting & actuarial. He is also a fiscal council member certified by the Brazilian Institute of Corporate Governance. He has worked in the following areas: controlling, finance and risk management in banks, insurance company, IT industry, petrochemicals, chemicals, highway concessions and audit firm. The vast majority were in public companies with shares listed on the stock exchange. He is currently a financial administrative director of APIMEC - Association of Analysts and Capital Market Professionals, alternate member of Fiscal Council of public companies and professor of university and postgraduate courses in accounting and corporate finance areas.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Walter Luis Bernardes Albertoni, Brazilian, Bachelor of Law, graduated from PUC-SP. Post-Graduate in Civil Procedural Law (PUC-SP/COGEAE) in Corporate Law and Tax Law (LLM lnsper). Legal Adviser of AMEC - Brazilian Association of Investors in the Capital Markets -  since its foundation (2006), issuing opinions and developing institutional manifestations in defending the rights and interests of minority shareholders. Alternate counselor of the Appeal Council of the National Financial System (2012/2015). As a Lawyer, he has more than twenty years of experience in civil, corporate and business issues. He participated in various operations (M&A) and performed the analysis and preparation of opinions on relevant corporate transactions to the Brazilian securities market. He is currently member of Petrobras´ Fiscal Council, elected in 2013 and reelected in 2014 and 2015. Alternate member of Fiscal Council of Ser Educacional, elected in 2015.

Roberto Lamb, Brazilian, physicist, served as member of the Fiscal Council of several Brazilian companies, including Marcopolo, Gerdau and AES Eletropaulo. He is currently a member and chairman of Fiscal Councils of AES Tiete Energia and MARFRIG. He has Master Degree in Finance and is a professor of finance at the Federal University of Rio Grande do Sul (UFRGS); he is the author of the Brazilian versions of the book "Financial Management Fundamentals" by Ross, Westerfield and Jordan (McGraw Hill - Bookman, 2013) and “Financial Management” by Ross, Westerfield and Jaffe (McGraw Hill - Bookman, 2015). He also led the editions of the Best Practices of the Fiscal Council and the Audit Committee guides, both published by IBGC (Brazilian Institute of Corporate Governance).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.